Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
January 28, 2008	NYSE:SLW

Silver Wheaton to Release Fourth Quarter and Full Year Results on February 25, 2008

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) will release 2007 full year results on Monday, February 25, 2008 before market open.

A conference call will be held Monday, February 25, 2008 at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:

1-800-446-4472

Dial from outside Canada or the US:

1-416-695-5259

Live audio webcast:

www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:

1-800-408-3053

Dial from outside Canada or the US:

1-416-695-5800

Pass code:

3250736#

Archived audio webcast:

www.silverwheaton.com

For further information, please contact:

David Awram

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com